FIDUS INVESTMENT CORPORATION

1603 Orrington Avenue

Suite 1005

Evanston, Illinois 60201

April 17, 2014

VIA EDGAR

Ms. Kathy Cherko

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Fidus Investment Corporation Post Effective Amendment No. 4

to Registration Statement on Form N-2

File No. 333-182785

Dear Ms. Cherko:

As discussed in your telephone conversation with Kelley A. Howes of Morrison & Foerster LLP on April 9, 2014, Fidus Investment Corporation (the “Registrant”), hereby respectfully requests acceleration, pursuant to Rule 461 under the Securities Act of 1933, as amended, of the effective date of Post-Effective Amendment No. 4 to the Registrant’s Registration Statement to April 25, 2014 or as soon as possible thereafter.

We are aware of our obligations under the Securities Act, and believe that such acceleration would be consistent with the obligation of the Securities and Exchange Commission to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940, as amended.

FIDUS INVESTMENT CORPORATION

By:	/s/ CARY L. SCHAEFER
Cary L. Schaefer
Chief Financial Officer, Chief Compliance Officer and Corporate Secretary